Exhibit (a)(1)(E)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

TOTAL LOGISTICS, INC.

AT

$28.50 NET PER SHARE

BY

TITAN ACQUISITION CORP.,

A WHOLLY OWNED SUBSIDIARY OF

SUPERVALU INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON FEBRUARY 4, 2005, UNLESS THE OFFER IS EXTENDED

January 7, 2005

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Titan Acquisition Corp., a Wisconsin corporation (“Purchaser”) and a direct wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), has offered to purchase all the shares of common stock, par value $0.01 per share (“Shares”), of Total Logistics, Inc., a Wisconsin corporation (the “Company”), that are issued and outstanding for $28.50 per Share in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated January 7, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares of common stock, par value $0.01 per share, of the Company (the “Shares”), that constitutes more than 75% of the voting power (determined on a fully diluted basis) of all securities of the Company entitled to vote in the election of directors or in a merger, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) there not having occurred and be continuing any Company Material Adverse Effect (as defined in the Merger Agreement). The Offer is also subject to certain other conditions described in the Offer to Purchase. See “Section 1—Terms of the Offer; Expiration Date” and “Section 14—Conditions of the Offer” of the Offer to Purchase which set forth in full the conditions to the Offer.

The Company’s board of directors has unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s Shareholders, and has recommended that the Company’s Shareholders accept the Offer and tender their Shares pursuant to the Offer.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase, dated January 7, 2005;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to Wells Fargo Bank, N.A. (the “Depositary”) prior to the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed prior to the Expiration Date;

4.	A letter to shareholders of the Company from William T. Donovan, Chief Executive Officer of the Company, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission which includes the unanimous recommendation of the Company’s board of directors that Shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

5.	A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7.	Return envelope addressed to the Depositary.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time, on February 4, 2005, unless the Offer is extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other required documents.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in “Section 3—Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than Lazard Frères & Co. LLC, which is acting as the Dealer Manager, and Innisfree M&A Incorporated, which is acting as the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Purchaser will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Depositary at the addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from the Depositary, at the addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Very truly yours,

TITAN ACQUISITION CORP.

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Parent, Purchaser, the Company, or the Depositary, or of any affiliate of any of the foregoing, or authorize you or any other person to use any document or to make any statement on behalf of any of the foregoing in connection with the Offer other than the enclosed documents and the statements contained therein.

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